UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Polydex Pharmaceuticals Limited
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    731728200
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731728200


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Alan Gelband

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  United States

Number of          5.  Sole Voting Power    218,571
Shares
Beneficially       6. Shared Voting Power    3,000
Owned By
Each               7. Sole Dispositive Power     218,371
Reporting
Person With:       8. Shared Dispositive Power    3,000

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:   221,571

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):                                                           [ ]

11. Percent of Class Represented by Amount in Row (9):  7.2%

12. Type of Reporting Person (See Instructions): Individual

CUSIP No. 731728200

Item 1(a).  Name of Issuer:
            Polydex Pharmaceuticals Limited

Item 1(b).  Address of Issuer's Principal Executive Offices:
            421 Comstock Road
            Toronto, Ontario, Canada M1L 2H5

Item 2(a).  Name of Person Filing:
            Alan Gelband

Item 2(b).  Address of Principal Business Office, or if None, Residence:
            750 Third Avenue,
            21st Floor
            New York, NY 10017

Item 2(c).  Citizenship:
            United States

Item 2(d).  Title of Class of Securities:
            Common Shares, par value $0.0167

Item 2(e).  CUSIP No.:
            731728200


Item 3. If this Statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
            (b) [ ]     Bank as defined in Section 3(a)(6) of the Act
                        (15 U.S.C. 78c).
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e) [ ]     An investment adviser in accordance with 240.13d-1(b)(1)
                        (ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
            (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 731728200

             (j) [ ]    Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a)   Amount beneficially owned:  221,571 shares

            (b)   Percent of class:  7.2%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or direct the vote:
                                                                  218,571 shares

                  (ii)  Shared power to vote or to direct the vote:
                                                                    3,000 shares

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                  218,571 shares

                  (iv) Shared power to dispose or to direct the disposition of:
                                                                    3,000 shares

Item 5.     Ownership of Five Percent or Less of a Class

            The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 3,072,846 Common Shares outstanding as of November 30, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended October 31, 2008.

            The Reporting Person holds the shares either directly or on behalf of his pension fund, his wholly-owned corporation, a foundation controlled by him or in partnerships with his children.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

CUSIP No. 731728200


         By signing below, I certify that, to the best of my knowledge and belief, the securities referenced to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the I certify that the information set forth in this statement is true, complete and accurate.




     Dated: February 17, 2009               /s/ Alan Gelband
     ------------------------               ----------------
                                            Alan Gelband